Checkmate Pharmaceuticals, Inc.

245 Main Street, 2nd Floor

Cambridge, MA, 02142

September 13, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Checkmate Pharmaceuticals, Inc.: Registration Statement on Form S-3 filed September 7, 2021 (File No. 333-259353)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Checkmate Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 15, 2021, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Benjamin Marsh at (212) 813-8816. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Benjamin Marsh (BenjaminMarsh@goodwinlaw.com).

If you have any questions regarding this request, please contact Benjamin Marsh of Goodwin Procter LLP at (212) 813-8816.

Sincerely,
Checkmate Pharmaceuticals, Inc.

/s/ Barry Labinger
Barry Labinger
Chief Executive Officer, President and Principal Executive Officer

cc:

Katherine Eade, General Counsel, Checkmate Pharmaceuticals, Inc.

Benjamin Marsh, Esq., Goodwin Procter LLP